EXHIBIT 7.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Our ratio of earnings to fixed charges was as follows for the periods presented:

(Amounts in thousands of Canadian dollars)

	Successor				Predecessor
	Year ended December 31,		December 13 to December 31		January 1 to December 12		Year ended December 31,
	2010	2009	2008		2008		2007		2006
Earnings
Income (loss) before tax	$(13,191)	$(75,598)	$6,010		$86,517		$96,162		$99,334
Loss (income) from associates	914	54	21		336		(55)		99
Fixed charges	106,676	86,119	3,588		12,443		12,050		10,872
Total earnings	$94,399	$10,575	$9,619		$99,296		$108,157		$110,305

Fixed charges
Interest expense	$99,451	$80,868	$3,431		$8,335		$8,266		$7,545
Portion of rent expense representative of interest factor	7,225	5,251	157		4,108		3,784		3,327
Total fixed charges	$106,676	$86,119	$3,588		$12,443		$12,050		$10,872

Ratio/(deficit) of earnings to fixed charges (1)(2)	$(12,277)	$(75,544)	2.7	x	8.0	x	9.0	x	10.1	x

(1)                               The ratio has been computed in accordance with Canadian GAAP and the differences under U.S. GAAP are not material. For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes and before adjustment from income/loss from associates plus fixed charges. Fixed charges consist of interest expense, including the interest element of operating leases, which is calculated as one-third of the related lease charge, which management believes is a reasonable approximation of the interest factor.

(2)                               Where the earnings are not sufficient and the ratio is less than 1.0x, the amount of the deficiency is disclosed, which represents the amount of earnings required to attain a ratio of 1.0x.